Exhibit 99-1
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[GRAPHIC OMITTED]  Koor Industries Ltd.                    General Counsel
                                                           & Corporate Secretary
                   3 Azrieli Center
                   Triangle Tower, 43rd floor
                   Tel Aviv, Israel 6702
                   Tel. 972.3.6075111
                   Fax. 972.3.607110

                   www.koor.com


                                                     July 2, 2007


To: Securities Authority            To: Tel Aviv Stock Exchange
By Magna                            By Magna
--------                            --------


Dear Sir/Madam,


                  Re: Sale of ECI Telecom Ltd.
                      ------------------------


Further to an immediate report published by Koor Industries Ltd. ("the Company") on 17 June, 2007, the Company respectfully gives notice that ECI. Telecom Ltd. ("ECI"), in which the Company has a holding of approximately 28%, reported today on the execution of a merger agreement, whereby ECI will be sold in its entirety to Swarth Group, an investment entity controlled by Mr. Shaul Shani, and to certain funds that have appointed Ashmore Investment Management, a leading investment fund in emerging markets, as their investment manager ("Ashmore" and together Swarth "the Purchasers") in consideration of approximately $1.2 billion. The Board of Directors of ECI has approved the agreement and has recommended that ECI shareholders vote in favor of the transaction.

As reported by ECI, under the terms of the merger, on the date of closing the merger transaction the buyers will pay USD 10 per share in cash to all the shareholders of ECI. The buyers' undertaking to close the transaction is not contingent upon obtaining financing for the transaction. ECI estimates that the merger transaction will be closed by the end of 2007, and upon closing of the transaction, ECI ordinary shares would no longer be traded on NASDAQ and ECI shall become a private company.

The Company, Clal Industries and Investments Ltd. (a company controlled by the controlling shareholder of the Company) and a group led by Carmel Ventures, which together hold approximately 44% of the outstanding share capital of ECI, have undertaken towards the buyers to exercise the voting power of their shares in ECI for approval of the merger transaction. These undertakings will expire if the Board of Directors of ECI changes its recommendation to approve the acquisition of ECI by the current buyers.

Under the terms of the merger, ECI may actively until 31 July, 2007, solicit alternative proposals from other potential buyers. ECI does not intend to furnish information about developments relating to proposals obtaining from other entities, until a resolution is adopted (if adopted) by the Board of Directors of ECI to prefer another proposal. In the proceedings of offering shares to other entities, an alternative proposal, even if it is higher than the

[GRAPHIC OMITTED]  Koor Industries Ltd.                    General Counsel
                                                           & Corporate Secretary
                   3 Azrieli Center
                   Triangle Tower, 43rd floor
                   Tel Aviv, Israel 6702
                   Tel. 972.3.6075111
                   Fax. 972.3.607110

                   www.koor.com






conditions of the merger transaction, will not necessarily result in a transaction with another buyer. ECI may, at any time and subject to the provisions of the merger agreement, consider also offers it receives without its solicitation, on the initiative of the entities making the proposals. If ECI chooses to accept an alternative offer, ECI will pay to the Purchasers an agreed compensation for break-up of the engagement with them (Break-up Fee).

In the event of the closing of the abovementioned transaction, Koor expects to receive in consideration of its holdings in ECI's shares, an amount of approximately USD 330.5 million, and to record upon closing a net gain which is estimated by Koor at this stage of NIS 618 million, based on the exchange rate of the dollar known today and on the financial statements of ECI for the first quarter of 2007.

The closing of the transaction is subject to the approval of the general meeting of the shareholders of ECI, to certain regulatory approvals and to other standard closing terms.

There is no certainty that the transaction described above will be completed.



                                            Yours sincerely,


                                            Koor Industries Ltd.